New York Stock Exchange
11 Wall Street
New York, NY 10005

January 25, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of NORTHERN STAR INVESTMENT CORP. II, under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant
- Class A Common stock, par value $0.0001 per share
- Redeemable warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share

Sincerely,

